 As filed with the Securities and Exchange Commission on October 18, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title:   CFO

Date: October 18th, 2005

FOR IMMEDIATE RELEASE
 October 17, 2005

TELE2 HALTS ANY FURTHER INVESTMENTS IN ITS FIXED LINE OPERATIONS IN ESTONIA, LATVIA AND LITHUANIA

Stockholm – Tele2 AB, (“Tele2”), (Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that, based on the current regulatory environment in Estonia, Latvia and Lithuania, it has decided to stop any further investments in its fixed line operations in these countries.

Tele2 intends to stop product development and marketing of fixed telephony in Estonia, Latvia and Lithuania. Tele2 will continue servicing its existing customers, but will not take on new customers. Tele2 will continue to offer mobile telephony as one of the leading operators in these countries.

Lars-Johan Jarnheimer, CEO and President of Tele2 commented, “We regret that, given the current regulatory environment in Estonia, Latvia and Lithuania, we do not, at this point, see any alternative other than to stop further investments in our fixed line operations. The implementation of the new EU legal regulatory framework is very late and the necessary work required to be done by the local regulatory authorities to ensure an open and competitive market has barely started. We are not able, for example, to launch broadband in these markets. Instead, we will focus on continuing to offer our successful mobile products and services to our customers in Estonia, Latvia and Lithuania.”

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have 29.4 million customers in 25 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.Tele2.com